Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Brazilian National Defence Council approves iron ore mine transaction
14 September 2009
Rio Tinto has received approval from the Brazilian National Defence Council (Conselho de Defesa Nacional — CDN) on the pending sale of its Corumbá iron ore mine in Brazil to Vale S.A. The acquisition is expected to close shortly.
On 30 January 2009, Rio Tinto announced it had reached an agreement with Vale to sell its Corumbá iron ore mine and the associated river logistics operations in Paraguay, the Potasio Rio Colorado potash project in Argentina and the Regina exploration assets in Canada for US$1.6 billion. The potash transaction closed on 5 February 2009 for a cash consideration of US$850 million. The Corumbá portion of the transaction is valued at US$750 million.
Over the last 18 months, Rio Tinto has announced asset sales of US$6.6 billion including the Corumbá and potash transaction. In addition, Rio Tinto has received a binding offer from Amcor for US$2.025 billion for Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions. During 2008, Rio Tinto announced divestments comprising the Greens Creek mine in Alaska for US$750 million, its interest in the Cortez operation in Nevada for US$1.695 billion and the Kintyre uranium project in Western Australia for US$495 million. Announced transactions in 2009 comprise the Group’s interest in the Ningxia aluminium smelter in China for US$125 million, its Jacobs Ranch coal mine in the United States for US$761 million and Alcan Packaging Food Americas to Bemis Inc for US$1.2 billion.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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